Zaxis International Inc.
7 Imber Street
Petach Tivka, 4951141 Israel

October 2, 2015

United States Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 3561

Re: Zaxis International Inc.
Registration Statement on Form S-1
Filed August 5, 2015
File No. 333-206105

Ladies and Gentlemen:

We are submitting this letter in response to the staff's comment letter dated September 4, 2015 addressed to Zaxis International Inc. (the "Registrant"). For the convenience of the staff we have included each staff comment, numbered sequentially, followed by our response, also numbered sequentially.

General

Comment 1. Please update your financial statements as required by Rule 8-08 of Regulation S-X and update the related information in your filing, such as your Management Discussion and
Analysis section, accordingly.

Response 1. We have updated the financial statements as required by Rule 8-08 of Regulation S-X including the disclosure under MD&A, through the period ended June 30, 2015.

Prospectus Cover Page

Comment 2. We note disclosures throughout your filing indicating that you are a shell Registrant. Stockholders who receive shares of common stock from a shell Registrant are considered underwriters in connection with any resale of those shares of common stock. Please refer to SEC Release 33-8869 (2007). Accordingly, please revise your prospectus as follows:

Please revise your disclosure to state that your selling shareholders are underwriters, not "may be deemed" to be underwriters as disclosed on page 23. Please identify your selling shareholders as underwriters on the prospectus cover page, under the Selling Shareholders and Plan of Distribution sections, and elsewhere, as appropriate.

Please revise your disclosure to state that the selling shareholders must offer and sell their shares for a fixed price for the duration of the offering and disclose the price at which the selling shareholders will offer their shares. In this regard, please revise throughout the prospectus to remove any and all indications that selling shareholders have the ability to sell their shares at market prices. Please note that the shares must be offered at a fixed price because the Registrant is not eligible to make an at-the-market offering under Rule 415(a)(1)(x) of Regulation C.

Response 2. In response to staff comment 2, please note that we have updated as well as corrected the disclosure contained in the registration statement filed on August 5, 2015 to properly reflect that the Registrant is no longer a shell Registrant. In connection with and following the closing on July 14, 2015, of the Share Exchange Agreement between the Registrant and Emerald Medical Applications Ltd. ("Emerald"), the Registrant's wholly-owned Israeli subsidiary, and the business developments of Emerald both prior and subsequent to the closing, as more fully discussed in response to comment 3 below and throughout the registration statement, it is our position that the Registrant ceased to be a shell Registrant.

In support of the Registrant's position, we address the staff's attention to the new and revised disclosure under "Prospectus Summary"; "Description of Business" and "Management's Discussion and Analysis" as follows:
(i) Emerald has completed development of a commercially ready model of its DermaCompare Technology which is presently being marketed;
(ii) Emerald has entered into several distribution agreements for marketing DermaCompare in several European countries, Australia, New Zealand and Oceania, and is negotiating for additional distribution agreements in North America, Latin America, Southern Africa, in other European countries and elsewhere;
(iii) Emerald in continuing to work on development of "next generation" DermaCompare Technology, with enhanced features;
(iv) As a subsidiary of the Registrant, a reporting public Registrant, Emerald now has access to financial resources far in excess of those available to it while it was a private Registrant, including funding from present shareholders of the Registrant through the exercise of warrants and/or the issuance of new equity or debt securities and through the public market.

For the foregoing reasons, as well as our response to comment 3 below, and based upon the revised disclosure throughout the S-1, we have deleted disclosure that the Registrant is a shell Registrant and, therefore, have not included the suggested disclosure in comment 2 that the "selling shareholders are underwriters" or that "selling shareholders must offer and sell their shares for a fixed price for the duration of the offering."

Management's Discussion and Analysis, page 79

Comment 3. Please revise your disclosure to clarify whether you have established any formalized agreements to sell your products and services.

Response 3. We have revised and updated the disclosure under "Prospectus Summary," "Description of Business" and "Management's Discussion and Analysis" regarding the establishment of formalized agreements to distribute the Registrant's DermaCompare Technology products and services.

Specifically, we have included the following disclosure:

In furtherance of our business plan, which has resulted in us becoming an operating company, Emerald has entered into a series of agreements with unaffiliated third parties for the distribution of its DermaCompare Technology, as follows:
1. On August 12, 2013, Emerald entered into an exclusive distribution with Derma Italy Sri, organized under the laws of the Italy ("Derma Italy"), pursuant to which Derma Italy was granted exclusive distribution rights in Italy;
2. On December 1, 2013, Emerald entered into a distribution agreement with S. Bokhorst - Creatiekracht, organized under the laws of the Netherlands, pursuant to which S. Bokhorst was granted exclusive distribution in the Netherlands;
3. On February 6, 2014, Emerald entered into a distribution agreement with Medical Edge Pty Ltd, organized under the laws of Australia ("Medical Edge"), pursuant to which Medical Edge was granted exclusive distribution rights in the markets of Australia, New Zealand and Oceania; and
4. On January 14, 2015, Emerald entered into a Project Agreement with Realize S.A. and Ubitech, entities engaged in IT related to medical technology in Greece, and MEDISP and MPUoP, academic and research institutes in Greece (collectively, the "Greek Partners"). Emerald and the Greek Partners anticipate imminent grants from the Office of Chief Scientist of the State of Israel and the General Secretariat for Research and Technology of Greece, respectively, the proceeds of which will be used for development of enhanced smartphone applications for diagnosis of early stage Melanoma.

Utilizing capital raised prior to and subsequent to the closing of the Share Exchange Agreement, Emerald completed the development of a commercial model of its DermaCompare Product and has commenced marketing efforts. Emerald is continuing to negotiate additional distribution agreements for territories including North America, Latin America, Southern Africa, Israel and elsewhere in Europe, among other countries and regions.

Emerald fully expects to significantly increase the level of its business activities during the 4th quarter of 2015 and expects to generate significant revenues from its DermaCompare Technology commencing in or before the first half of fiscal 2016. Emerald is continuing to work on development of the "next generation" DermaCompare Technology, with enhanced features.

We have also filed as exhibits 10.13 through 10.16 to the registration statement each of the above-referenced material agreements.

The Registrant acknowledges that since the Registrant and its management are in possession of all facts relating to a Registrant's disclosure, the Registrant and its management are responsible for the accuracy and adequacy of the disclosures they have made.

The Registrant acknowledges that:

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

/s/: Lior Wayn
Lior Wayn, CEO